January 22, 2025

Kyle Beilman
Chief Financial Officer
Dave Inc.
1265 South Cochran Ave
Los Angeles, CA
90019

       Re: Dave Inc.
           Form 10-K for fiscal year ended December 31, 2023
           Filed March 5, 2024
           File No. 001-40161
Dear Kyle Beilman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance